

August 6, 2014

<u>Via E-Mail</u>
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW Suite 1000
Washington, DC 20004

  Re: Allergan Inc.
    DEFA14A
    Filed August 5, 2014
    File No. 1-10269

    Schedule 14D9/A
    Filed August 5, 2014
    File No. 005-40724

Dear Mr. Cohen:

  We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

1. As discussed in prior calls with you, the staff continues to have concerns with respect to statements of opinion or belief that are presented as fact in your proxy materials. For example, we note the following statements:

   - "Valeant Disclosures Continue to be Insufficient, Inconsistent and Lack Supporting Data;"

   - "Valeant's 46-page July 31 second quarter 2014 investor presentation, while extensive in length, failed to provide investors with sufficient relevant information to gauge the true performance of Valeant's business or operations;"

- "Mr. Pearson's statements only confirm that Valeant is not capable of successfully managing significant products such as those in Allergan's portfolio;"

Please advise us as to how you will address these statements and as previously requested, avoid such characterizations in the future.

2. As expressed in comment 5 in our comment letter dated July 21, 2014 and as discussed in several prior calls with you, we continue to have significant concerns with respect to statements in your proxy materials that directly or indirectly make charges concerning improper or illegal conduct without supporting factual foundation. As the staff has previously noted, such statements are prohibited by Rule 14a-9. The following are only some of the references in the August 5, 2014 news release that appear to be problematic under Rule 14a-9:

- "Continued Obfuscation and Inadequate Clarity in Valeant's Second Quarter 2014 Earnings;"

- "Valeant provided misleading disclosures regarding sales for its top 20 products;"

- A reference to "[t]he lack of consistent and unbiased disclosure;"

- "Valeant's market share presentation of its dermatology product Acanya® is misleading and incomplete as it deliberately excludes ACZONE®, a major product in the branded space offered by Allergan;"

- "Valeant is masking significant decreases in its earnings within the discontinued facial injectable business;"

- Charges that Valeant is "artificially enhancing its organic growth;"

- "Valeant inflated this amount to offset other declining assets;" and

- "Continued Misrepresentation and Misunderstanding of Allergan."

Please advise us as to how you will address these statements and as previously requested, avoid similar statements in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions